Exhibit 99.1

ING posts 3Q2025 net result of €1,787 million, with strong growth in fee income and customer lending Profit before tax increases quarter - on - quarter to €2,560 million; CET1 ratio rises to 13.4% • Continued growth in Retail Banking with increases in mobile primary customer base, lending portfolio and fee income; resilient commercial net interest income • Strong performance of Wholesale Banking, with increased loan underwriting activity and higher lending volumes driving robust fee income, complemented by continued disciplined capital management • Operating expenses remain under control; risk costs remain below our through - the - cycle average, reflecting the high quality of our assets • We announce a €1.6 billion distribution CEO statement “ING has had a strong third quarter of 2025 as we continued to execute our strategy to accelerate growth, increase our impact and deliver customer value, and we are on track to reach our financial targets for 2027," said Steven van Rijswijk, CEO of ING. "While macroeconomic and geopolitical uncertainty remains prevalent, a growing number of customers continue to place their trust in us. Customer lending has increased and fee income has grown at a strong pace. Commercial net interest income has increased quarter - on - quarter, supported by higher business volume. “In Retail Banking, we have gained almost 200,000 mobile primary customers during a seasonally slower quarter, and 1.1 million, or 8%, year - on - year, which is in line with our growth target of 1 million mobile primary customers per year. Growth has been particularly strong in Germany, Spain, Italy and Romania. Retail lending has grown by €8.6 billion, mainly in mortgages. In Business Banking, lending volumes were stable, with increases in the Netherlands and Poland offset by a decline in Belgium. Retail fee income has risen 14% year - on - year, mainly from investment products as more customers started investing with us. Following significant inflows in previous quarters, deposits have decreased, reflecting seasonal impacts and the conclusion of successful campaigns in Germany and Belgium, with part of these funds moving into investment products. “In Wholesale Banking, corporate loan demand has picked up, driving lending growth to €5.7 billion and a 19% growth in fee income year - on - year. Financial Markets income has also improved, and Trade Finance Services and Working Capital Solutions continued to perform well too. Deposits have grown strongly by €7 billion, reflecting growth in volumes in Payments & Cash Management, Financial Markets and in our cash pooling business. “During the quarter we published our Climate Update, which details our ongoing efforts to help accelerate the transition to a low - carbon economy. In the first nine months of 2025, amid more volatile market circumstances, we increased our sustainable volume mobilised by 29% year - on - year to €110 billion, as we continued to support our clients in their sustainable transitions. “Expenses have increased year - on - year, mainly attributable to wage inflation and investments in business growth, as well as to initiatives to further enhance the digital customer experience and the scalability of our systems. Compared with the second quarter, expenses decreased, partly attributable to lower restructuring costs in Wholesale Banking. Risk costs remained below our through - the - cycle average. The four - quarter rolling average return on equity was 12.6%. “We have adjusted our CET1 capital ratio target to ~13% to cater for higher (expected) capital requirements. Operating at the right level of capital is in the best interest of all our stakeholders, including our customers and the economies where we do business. After completing the share buyback programme announced in May 2025, we today announce a distribution of €1.6 billion. “We are pleased with another set of strong results that show continued growth in our business. We appreciate the ongoing trust our customers and clients place in us, as well as the continued commitment demonstrated by our employees.” Press release ING Corporate Communications Amsterdam, 30 October 2025 Investor enquiries E: investor.relations@ing.com Press enquiries T: +31 (0)20 576 5000 E: media.relations@ing.com Analyst call 30 October 2025 at 9:00 am CET +31 20 708 5074 (NL) +44 330 551 0202 (UK) (Registration required via invitation) Live audio webcast at www.ing.com

Business Highlights

Net core lending growth	Profit before tax	CET1 ratio
€14.2 bln	**€2,560 mln**	**13.4%**
in 3Q2025	-4% vs 3Q2024	+0.1% vs 2Q2025
Net core deposits growth	**Fee income**	**Return on equity (4-qtr rolling avg)**
€-0.2 bln	**€1,165 mln**	**12.6%**
in 3Q2025	+15% vs 3Q2024	-0.1% vs 2Q2025

Superior value for customers

NPS score Retail Banking:
Ranked #1 in 5 of 10 retail markets

Mobile primary customers[1]:
+197,000 in 3Q2025

We have grown our mobile primary customer base by over 1.1 million, or 8%, since the third quarter of 2024, in line with our growth target of 1 million mobile primary customers a year. The increase primarily came from Germany, Spain, Italy and Romania. We have also maintained the number one NPS score in 5 out of 10 retail markets by continuing to deliver superior value to our customers.

We are actively integrating generative AI capabilities throughout our organisation. We have launched the GenAI chatbot in six markets, enabling faster support for our customers. In consumer finance, we use AI to assess applicants and process loan applications automatically. In KYC, we use AI to detect unusual transaction patterns with the help of advanced analytics. AI improves customer protection and compliance while streamlining monitoring processes across multiple countries.

In Business Banking, we have continued to expand our business, including a broadening of our product suite and the roll-out of improved digital processes for onboarding clients across our markets.

We continue to attract more investment customers and have over €268 billion in assets under management and e-brokerage. To further leverage our scale and consolidate our investment capabilities, ING has launched a Global Investment Centre. Plan Ahead, our digital wealth management tool, is now active in the Netherlands, Belgium and Spain. The tool helps our Private Banking clients to actively manage their wealth planning in real time via the ING app and MyING.

We also continuously innovate to make banking personal, easy, relevant and instant for our customers. ING customers in Germany can now use Wero, a pan-European alternative to international payment systems, to send and receive money instantly and free of charge via the ING app. Furthermore, ING is part of an initiative that is planning to issue a euro-denominated stablecoin. The stablecoin will offer near-instant, low-cost transactions and 24/7 access to efficient cross-border payments. In addition, ING was ranked number one in Europe in the Euromoney Cash Management Survey 2025 for corporates.

Sustainability

Volume mobilised[2]:
€110.3 bln in 9M2025
vs €85.3 bln in 9M2024

Sustainability deals supported by ING:
633 in 9M2025
vs 565 in 9M2024

We continue to support clients in their sustainability transitions, with the volume of sustainable finance mobilised reaching €110 billion, up 29% compared to the first nine months of last year.

In September, we published our Climate Update 2025, which details our ongoing efforts to help accelerate the transition to a low-carbon economy. We provided an update on the actions we're taking to achieve our ambitious targets to help clients drive down their greenhouse gas emissions, expand our sustainable finance initiatives and seek new ways to help people stay a step ahead on climate change.

We finance the homes of a significant number of people, which enables us to support our customers in their sustainability journeys via our mortgage portfolio. In Belgium, customers can pause principal repayments for up to 12 months while making sustainability upgrades to their homes. We also offer retrofit discounts for customers who work with our renovation partners to make their homes more sustainable. We now have retrofitting and sustainable mortgage propositions in seven markets.

We finance the energy transition by supporting renewable energy projects. ING in Germany supported NeXtWind in the largest financing of its kind for an independent wind energy provider in Germany. In Spain, we helped Sonnedix expand its solar portfolio to 2.4GW across six European countries and secure €1.3 billion in funding.

Society is transitioning to a low-carbon economy. So are our clients, and so is ING. We finance a lot of sustainable activities, but we still finance more that's not sustainable. See how we're progressing at ing.com/climate.

[1] Includes private individuals only
[2] See our Annual Report for definition

ING Press Release 3Q2025 2

Consolidated Results

Consolidated results	3Q2025	3Q2024	Change	2Q2025	Change	9M2025	9M2024	Change
Profit or loss (in € million)								
Commercial net interest income[1]	3,823	3,897	-1.9%	3,772	1.4%	11,389	11,711	-2.7%
Other net interest income	-118	-208		-236		-525	-367	
Net interest income	3,705	3,689	0.4%	3,536	4.8%	10,863	11,344	-4.2%
Net fee and commission income	1,165	1,009	15.5%	1,122	3.8%	3,381	3,007	12.4%
Investment income	66	52	26.9%	21	214.3%	114	75	52.0%
Other income	962	1,160	-17.1%	1,023	-6.0%	2,879	2,783	3.4%
Total income	**5,898**	**5,909**	**-0.2%**	**5,702**	**3.4%**	**17,237**	**17,208**	**0.2%**
Expenses excl. regulatory costs	2,945	2,816	4.6%	2,956	-0.4%	8,741	8,250	6.0%
Regulatory costs[2]	67	88	-23.9%	78	-14.1%	506	534	-5.2%
Operating expenses	**3,012**	**2,904**	**3.7%**	**3,034**	**-0.7%**	**9,246**	**8,784**	**5.3%**
Gross result	**2,886**	**3,004**	**-3.9%**	**2,668**	**8.2%**	**7,991**	**8,424**	**-5.1%**
Addition to loan loss provisions	326	336	-3.0%	299	9.0%	938	895	4.8%
Result before tax	**2,560**	**2,668**	**-4.0%**	**2,369**	**8.1%**	**7,053**	**7,529**	**-6.3%**
Taxation	703	724	-2.9%	633	11.1%	1,939	2,108	-8.0%
Non-controlling interests	70	65	7.7%	62	12.9%	197	183	7.7%
Net result[3]	**1,787**	**1,880**	**-4.9%**	**1,675**	**6.7%**	**4,917**	**5,238**	**-6.1%**
Commercial growth								
Net core lending growth (in € billion)[4]	14.2	8.5		15.4		36.4	20.5	
Net core deposits growth (in € billion)[4]	-0.2	2.9		6.2		28.6	31.0	
Profitability and efficiency								
Net interest margin[5]	1.37%	1.41%		1.31%		1.34%	1.46%	
Commercial net interest margin[6]	2.22%	2.38%		2.23%		2.24%	2.41%	
Cost/income ratio	51.1%	49.2%		53.2%		53.6%	51.0%	
Risk costs in bps of average customer lending	19	20		17		18	18	
Net result per share (in euros)	0.60	0.59	1.7%	0.56	7.1%	1.63	1.61	1.2%
Return on equity based on IFRS-EU equity[7]	15.0%	15.3%		13.9%		13.6%	14.2%	
ING Group common equity Tier 1 ratio	13.4%	14.3%		13.3%		13.4%	14.3%	
Risk-weighted assets (end of period, in € billion)	336.2	328.5	2.3%	335.8	0.1%	336.2	328.5	2.3%

[1] Commercial net interest income (NII) is the sum of lending NII and liability NII (excluding significant volatile items). For a reconciliation with total NII see page 15.
[2] Regulatory costs comprise bank taxes and contributions to the deposit guarantee schemes ('DGS') and resolution funds.
[3] Net result reflects the net result attributable to shareholders of the parent.
[4] Net core lending growth represents the development in loans and advances to customers excluding provisions for loan losses, adjusted for currency impacts, Treasury and run-off portfolios. Net core deposits growth represents customer deposits adjusted for currency impacts, Treasury and run-off portfolios.
[5] Net interest margin reflects annualised total NII as a percentage of average assets.
[6] Commercial net interest margin reflects annualised commercial NII as a percentage of average customer lending excluding Financial Markets and Treasury.
[7] Annualised net result divided by average IFRS-EU shareholders' equity excluding reserved profits not included in CET1 capital.

Total income

Total income in 3Q2025 was a strong €5,898 million, up 3.4% quarter-on-quarter, driven by higher commercial net interest income (NII) and fee income. This increase was mainly due to Wholesale Banking, which delivered a strong performance, supported by a greater number of lead roles, increased loan underwriting activity and higher lending volumes. In Retail Banking, revenues benefited from the continued expansion of our mobile primary customer base and lending portfolio, and from increased fee income. Year-on-year, income nearly matched the record set last year, as higher customer balances and fee income offset the normalisation of liability margins.

We continued to expand our loan book, with net core lending growth of €14.2 billion this quarter and reflecting strong contributions from both Retail and Wholesale Banking. Retail Banking achieved net core lending growth of €8.6 billion, driven by the ongoing growth of our residential mortgage portfolio. Wholesale Banking contributed €5.7 billion in net core lending growth, supported by strong momentum in Lending and Trade Finance Services.

Net core deposits declined by €0.2 billion, reflecting lower deposit volumes in Retail Banking (€-7.1 billion), following significant inflows in prior quarters. The decline was largely attributable to outflows in Germany and Belgium after the conclusion of promotional savings campaigns, with a portion of these funds transitioning into investment products. Seasonal effects also played a role, as customers spend more during the summer holiday period. Wholesale Banking posted a strong net inflow of €6.9 billion, reflecting increased deposit volumes in Payments & Cash Management, Financial Markets, and in our cash pooling business.

Commercial NII rose by €51 million quarter-on-quarter. The increase was particularly pronounced in Retail Germany's liability NII after the end of bonus rates for fresh money from the aforementioned campaign, as well as in Wholesale Banking Lending on the back of strong lending growth. Year-on-year, commercial NII declined by €74 million, mainly due to lower liability margins and FX impacts (€-40 million), partially offset by higher volumes in both lending and deposits.

Our commercial net interest margin was 2.22% in 3Q2025, remaining almost stable quarter-on-quarter. The average lending margin held steady at 1.25%, with strong Wholesale Banking Lending NII offsetting the impact of the ongoing growth of our residential mortgage portfolio in Retail Banking, which delivers higher returns on equity but lower average margins than business and consumer lending. The average liability margin rose by one basis point to 0.99%, mainly reflecting the end of the bonus rates for fresh money in Germany.

ING Press Release 3Q2025 3

Consolidated Results

Other NII increased both year-on-year and sequentially, almost entirely due to a reduced impact from accounting asymmetry in Financial Markets, with a corresponding offset in other income.

Net interest income (in € million) and commercial net interest margin (in %)



2.38%
2.26%
2.26%
2.23%
2.22%
3,689
3,680
3,622
3,536
3,705
1,794
1,630
1,685
1,659
1,674
2,103
2,119
2,109
2,113
2,149
3Q2024
4Q2024
1Q2025
2Q2025
3Q2025
Lending NII
Liability NII
Other NII
Commercial NIM

Net fee and commission income continued to increase, reaching €1,165 million — a 15% rise compared with the same period last year and a 4% increase from the previous quarter. Wholesale Banking also delivered a strong fee income of €383 million, up 19% year-on-year and 6% sequentially, driven by strong deal activity and volume growth due to our clients' increased financing needs in Lending. In Retail Banking, fee income rose 14% compared with 3Q2024. Especially fee income from investment products was up significantly, reflecting growth in the number of active investment product customers, higher assets under management, and increased customer trading activity. Daily banking fees grew thanks to strong customer growth and updated pricing for payment packages. Lending and insurance products also contributed to fee income growth. Sequentially, Retail Banking fee income rose 3%, particularly in daily banking, benefiting from seasonal holiday spending.

Investment income for the third quarter of 2025 amounted to €66 million and included a €59 million final dividend from our stake in the Bank of Beijing (following an interim dividend of €39 million in 1Q2025), while 2Q2025 had included a €12 million dividend from our stake in Van Lanschot Kempen. The third quarter of 2024 had included a €101 million annual dividend from our stake in the Bank of Beijing, as well as realised losses on the sale of debt securities.

Other income included a €44 million gain from the sale of an associate in Belgium. But it declined by €61 million compared with 2Q2025 due to a reduced impact from accounting asymmetry in Financial Markets (with an offset in other NII) and because the prior quarter had included a positive revaluation of the derivative for the forward purchase of a stake in Van Lanschot Kempen. This was partly offset by positive revaluations in Corporate Investments. Year-on-year, other income decreased due to reduced accounting asymmetry for Financial Markets, lower other income from Treasury, and a gain of €77 million as our share in the one-off profit of an associate in Belgium in 3Q2024.

Operating expenses

Total operating expenses amounted to €3,012 million, including €67 million of regulatory costs and €73 million of incidental cost items.

Excluding regulatory costs and incidental items, expenses amounted to €2,872 million, up 2.9% year-on-year. This increase was mainly attributable to wage inflation from collective labour agreements and investments in business growth (particularly in Retail Germany and the Retail Other countries), as well as initiatives to further enhance the digital customer experience and the scalability of our systems in Wholesale Banking. The year-on-year comparison also includes favourable currency translation effects, as the stronger euro reduces expenses denominated in foreign currencies.

Operating expenses (in € million)



2,904
3,337
3,200
3,034
3,012
88
24
347
109
361
4
78
116
67
73
2,792
2,881
2,835
2,841
2,872
3Q2024
4Q2024
1Q2025
2Q2025
3Q2025
Expenses excl. regulatory costs and incidental items
Regulatory costs
Incidental items

Sequentially, expenses excluding regulatory costs and incidental items rose 1.1% as continued investments in business growth and a 5.25% collective salary increase in the Netherlands as from July 2025 were largely offset by operational efficiencies and FX impacts.

Regulatory costs totalled €67 million in 3Q2025 and declined on both comparable quarters, reflecting an adjustment to our contribution to the deposit guarantee scheme in Germany.

Incidental expense items in 3Q2025 amounted to €73 million, primarily related to restructuring provisions for planned FTE reductions in Retail Banking. These measures are expected to result in approximately €30 million in annualised cost savings once fully implemented. This compares with €24 million of incidental items in 3Q2024 and €116 million in 2Q2025, which had included €90 million of provisions for a restructuring of the workforce in Wholesale Banking.

Addition to loan loss provisions

Net additions to loan loss provisions amounted to €326 million in 3Q2025. This is equivalent to 19 basis points of average customer lending, remaining below our through-the-cycle average of around 20 basis points.

Stage 3 risk costs were €361 million. This mainly included collective Stage 3 risk costs recorded in the consumer lending and business lending portfolios of Retail Banking, spread across various markets, and Stage 3 individual risk costs for a number of newly defaulted files in Wholesale Banking. Total Stage 1 and 2 risk costs were €-35 million, primarily reflecting portfolio movements.

ING Press Release 3Q2025 4

Consolidated Results

Addition to loan loss provisions (in € million)



336
453
-117
299
311
-11
313
98
215
299
78
221
326
361
-35
3Q2024
4Q2024
1Q2025
2Q2025
3Q2025
Stage 3
Stage 1 & 2

Risk costs for Retail Banking amounted to €192 million (15 basis points of average customer lending), mainly from consumer and business lending, while mortgage-related risk costs remained low. Wholesale Banking recorded €134 million in risk costs (28 basis points of average customer lending).

Net result

The net result in 3Q2025 was €1,787 million, representing a 6.7% increase compared with 2Q2025. The net result was 4.9% lower than in 3Q2024. The effective tax rate was 27.5% in 3Q2025 compared with 27.1% in 3Q2024 and 26.7% in 2Q2025.

Our strong third-quarter performance translated into a return on equity of 15.0%. On a four-quarter rolling average basis, our return on equity came out at 12.6%. ING's return on equity is calculated using average IFRS-EU shareholders' equity, excluding 'reserved profit not included in CET1 capital', which amounted to €1,419 million at the end of 3Q2025. This reflects 50% of the resilient net profit for the first nine months of 2025, which has been reserved for distribution in line with our policy, minus the interim dividend over 2025, which was paid in August.

Return on equity ING Group (in %)



13.8%
15.3%
13.0%
9.4%
12.8%
12.0%
12.7%
13.9%
12.6%
15.0%
3Q2024
4Q2024
1Q2025
2Q2025
3Q2025
Return on IFRS-EU equity (quarter)
Return on IFRS-EU equity (4-quarter rolling average)

Resilient net profit is defined as net profit adjusted for significant items that are not related to the normal course of business. As no such items were recorded, resilient net profit equalled net profit for the first nine months of 2025.

2025 outlook[1)]

Based on current assumptions and scenarios, we have raised our total income outlook to approximately €22.8 billion for the year. This is supported by volume growth and an expected increase in fee income of over 10%. Total operating expenses (including incidental items recorded in the first nine months of 2025) are projected to end at the lower end of the €12.5-€12.7 billion range. Additionally, we have revised our full-year 2025 return on equity forecast upward, from ~12.5% to over 12.5%. And we have adjusted our CET1 capital ratio target to ~13% to cater for higher (expected) capital requirement.

1) The targets, outlook and trends discussed in this 2025 Outlook section are forward-looking statements that are based on management's current expectations and are subject to change, including as a result of the factors described under the section entitled 'Important Legal Information' in this document. ING assumes no obligation to publicly update or revise these forward-looking statements, whether as a result of new information or for any other reason.

ING Press Release 3Q2025 5

Consolidated Balance Sheet

Consolidated balance sheet							
in € million	30 Sep. 25	30 Jun. 25	31 Dec. 24		30 Sep. 25	30 Jun. 25	31 Dec. 24
Assets				**Liabilities**			
Cash and balances with central banks	82,871	75,565	70,353	Deposits from banks	26,694	20,891	16,723
Loans and advances to banks	35,628	50,080	21,770	Customer deposits	736,134	738,079	691,661
Financial assets at fair value through profit or loss	147,093	152,486	137,580	- current accounts / overnight deposits	240,305	232,203	227,827
- trading assets	60,689	64,744	72,897	- savings accounts	376,585	379,403	354,560
- non-trading derivatives	1,597	2,075	2,463	- time deposits	114,586	120,143	107,695
- designated as at fair value through profit or loss	4,054	3,951	5,740	- other customer deposits	4,658	6,329	1,579
- mandatorily at fair value through profit or loss	80,753	81,715	56,481	Financial liabilities at fair value through profit or loss	93,146	93,524	86,900
Financial assets at fair value through OCI	53,756	49,846	46,389	- trading liabilities	23,237	26,387	35,255
- equity securities fair value through OCI	2,540	2,753	2,562	- non-trading derivatives	1,456	2,499	2,101
- debt securities fair value through OCI	49,340	45,618	42,219	- designated as at fair value through profit or loss	68,453	64,637	49,543
- loans and advances fair value through OCI	1,877	1,475	1,608	Other liabilities	15,341	16,538	13,707
Securities at amortised cost	54,107	53,805	50,273	Debt securities in issue	151,360	151,016	142,367
Loans and advances to customers	703,206	688,893	680,233	Subordinated loans	19,116	16,566	17,878
- customer lending	709,034	694,664	686,066	**Total liabilities**	**1,041,792**	**1,036,614**	969,236
- provision for loan losses	-5,828	-5,771	-5,833				
Investments in associates and joint ventures	1,552	1,536	1,679	**Equity**			
Property and equipment	2,432	2,418	2,434	Shareholders' equity	49,447	49,115	50,314
Intangible assets	1,459	1,409	1,334	Non-controlling interests	1,120	1,031	995
Other assets	10,049	10,724	8,499	**Total equity**	**50,567**	**50,146**	51,309
Assets held for sale	205						
Total assets	**1,092,359**	**1,086,760**	**1,020,545**	**Total liabilities and equity**	**1,092,359**	**1,086,760**	**1,020,545**

Balance sheet

In 3Q2025, ING's balance sheet rose by €6 billion to €1,092 billion. Customer lending increased by €14 billion, reflecting strong volume growth in both Retail Banking (primarily mortgages) and Wholesale Banking. Cash and balances with central banks rose by €7 billion, and financial assets measured at fair value through OCI increased by €4 billion. These increases were partially offset by a €14 billion decline in loans and advances to banks, mainly due to lower reverse repo activity, as well as a €5 billion decrease in financial assets at fair value through profit or loss.

On the liability side of the balance sheet, deposits from banks grew by €6 billion and subordinated loans increased by €3 billion. Customer deposits declined by €2 billion, as a net outflow in Retail Banking was largely offset by growth in Wholesale Banking deposits.

Shareholders' equity

Shareholders' equity increased by €332 million in 3Q2025. The addition of the €1,787 million net result recorded in the quarter was partially offset by the payment of the €1,039 million interim dividend in August and a €426 million decrease in the revaluation reserve due to a lower market value of our stake in the Bank of Beijing.

Change in shareholders' equity		
in € million	3Q2025	9M2025
Shareholders' equity beginning of period	**49,115**	**50,314**
Net result for the period	1,787	4,917
(Un)realised gains/losses fair value through OCI	-432	-222
Change in cashflow hedge reserve	43	537
Change in treasury shares (incl. share buyback)	0	-2,057
Exchange rate differences	-48	-860
Dividend	-1,039	-3,191
Other changes	20	10
Total changes	**332**	**-867**
Shareholders' equity end of period	**49,447**	**49,447**

Shareholders' equity per share increased to €16.84 on 30 September 2025 from €16.48 on 30 June 2025.

ING Press Release 3Q2025 6

Capital, Liquidity and Funding

ING Group: Capital position		
in € million	30 Sep. 2025	30 Jun. 2025
Shareholders' equity (parent)	49,447	49,115
Reserved profits not included in CET1 capital	-1,419	-1,565
Other regulatory adjustments	-3,106	-3,016
Available common equity Tier 1 capital	**44,921**	**44,534**
Additional Tier 1 securities	7,545	6,127
Regulatory adjustments additional Tier 1	110	104
Available Tier 1 capital	**52,576**	**50,765**
Supplementary capital - Tier 2 bonds	11,549	10,397
Regulatory adjustments Tier 2	83	65
Available Total capital	**64,209**	**61,226**
Risk-weighted assets	336,196	335,804
Common equity Tier 1 ratio	**13.4%**	**13.3%**
Tier 1 ratio	15.6%	15.1%
Total capital ratio	19.1%	18.2%
Leverage Ratio	**4.4%**	**4.3%**

Capital ratios
The CET1 ratio rose to 13.4% at the end of 3Q2025 due to the inclusion of €0.9 billion from the quarterly net profit after dividend reserving. This was partly offset by a decrease in the revaluation reserve, reflecting a lower market value of our stake in Bank of Beijing. Risk-weighted assets slightly increased in 3Q2025.

The Tier 1 ratio rose by 50 basis points to 15.6% following the issuance of a $1.5 billion AT1 instrument. The Total capital ratio increased by 90 basis points to 19.1% after the issuance of the aforementioned AT1 instrument and a €1.25 billion Tier 2 instrument.

The leverage ratio increased from 4.3% to 4.4%, mainly driven by the increase in Tier 1 capital.

Risk-weighted assets (RWA)
Total RWA increased by €0.4 billion in 3Q2025.

ING Group: Composition of RWA		
in € billion	30 Sep. 2025	30 Jun. 2025
Credit RWA	278.8	276.8
Operational RWA	43.1	43.1
Market RWA	14.2	15.9
Total RWA	**336.2**	**335.8**

Excluding a €-0.2 billion FX impact, credit RWA increased by €2.2 billion in 3Q2025. This was driven by €5.5 billion of business growth, partly offset by a change in the profile of the loan book (€-0.5 billion) and the impact from equity revaluations and various other effects (€-2.8 billion).

Operational RWA remained flat and market RWA decreased by €1.7 billion.

Distribution
ING has reserved €894 million of the 3Q2025 net profit for distribution. Resilient net profit, which is defined as net profit adjusted for significant items not linked to the normal course of business, was equal to net profit in 3Q2025 and amounted to €1,787 million.

The additional distribution of €2.0 billion, as announced on 2 May 2025, was completed on 27 October 2025. The total number of ordinary shares repurchased under the programme was just over 101 million.

Today, ING announced the start of a share buyback programme under which it plans to repurchase ordinary shares of ING Group for a maximum total amount of €1.1 billion. In addition, ING has announced that an amount of €500 million will be paid out in cash to shareholders on 15 January 2026. The buyback programme and additional cash payment will have a combined impact of roughly 48 basis points on our CET1 ratio.

CET1 requirement
We have adjusted our CET1 capital ratio target to ~13% to cater for higher (expected) capital requirements. Operating at the right level of capital is in the best interest of all our stakeholders, including our customers and the economies where we do business. Capital >13% CET1 ratio is considered excess. Structural excess capital will continue to be returned to shareholders.

The prevailing CET1 ratio requirement (including buffer requirements) is 10.83%. This requirement increased compared with 2Q2025 (10.74%), mainly due to a higher countercyclical buffer requirement in Poland.

ING's fully loaded CET1 requirement was 10.95% at the end of 3Q2025, nine basis points higher than in 2Q2025, reflecting an announced further increase in the countercyclical buffer requirement in Poland.

ING Press Release 3Q2025 7

Capital, Liquidity and Funding

MREL and TLAC requirements

Minimum Required Eligible Liabilities (MREL) and Total Loss Absorbing Capacity (TLAC) requirements apply to ING Group at the consolidated level of the resolution group. The available MREL and TLAC capacity consists of own funds and senior debt instruments issued by ING Group.

ING's MREL requirement (including buffer requirements) at the end of 3Q2025 was 28.02% of RWA and 7.24% of leverage exposure. The MREL requirements decreased in 3Q2025 following a notification by the DNB, acknowledging the progress we have made on resolvability. The MREL and TLAC capacity increased in 3Q2025 due to the issuance of the AT1 and Tier 2 instruments. The increase in MREL capacity in combination with lower requirements led to a higher surplus based on both leverage exposure and RWA.

The prevailing TLAC requirements (including buffer requirements) are 23.40% of RWA and 6.75% of leverage exposure.

ING Group: MREL and TLAC requirements

in € million	30 Sep. 2025	30 Jun. 2025
MREL / TLAC capacity	108,318	105,726
MREL / TLAC (as a % of RWA)	32.2%	31.5%
MREL / TLAC (as a % of leverage exposure)	9.0%	8.9%
MREL surplus based on LR requirement	**21,558**	**18,855**
MREL surplus based on RWA requirement	**14,124**	**8,125**
TLAC surplus based on LR requirement	**27,430**	**25,620**
TLAC surplus based on RWA requirement	**29,656**	**27,434**

Liquidity and funding

In 3Q2025, the 12-month moving average Liquidity Coverage Ratio (LCR) decreased slightly to 140%.

LCR 12-month moving average

in € billion	30 Sep. 2025	30 Jun. 2025
Level 1	190.6	190.6
Level 2A	3.0	3.2
Level 2B	7.7	7.7
Total HQLA	**201.3**	**201.5**
Outflow	**245.8**	**243.0**
Inflow	**101.8**	**99.8**
LCR	**140%**	**141%**

At the end of 3Q2025, the Net Stable Funding Ratio of ING stood at 129%, which is comfortably above the regulatory minimum of 100%.

In our funding mix, the share of customer deposits was broadly stable as a decrease in deposits from private individuals (reflecting seasonality and the end of promotional campaigns) was offset by a strong inflow of corporate deposits.

ING Group: Loan-to-deposit ratio and funding mix

	30 Sep. 2025	30 Jun. 2025
Loan-to-deposit ratio	0.96	0.93
Funding mix		
Customer deposits (private individuals)	50%	52%
Customer deposits (other)	23%	22%
Lending / repurchase agreements	6%	6%
Interbank	3%	2%
CD/CP	6%	6%
Long-term senior debt	10%	10%
Subordinated debt	2%	2%
Total[1]	**100%**	**100%**

[1] Liabilities excluding trading securities and IFRS equity.

ING's long-term debt position (excluding AT1) increased by €4.5 billion versus 2Q2025. The change was caused by a combination of issuances, redemptions and FX movements.

Long-term debt maturity ladder per currency, 30 September 2025

in € billion	Total	2025	2026	2027	2028	2029	2030	>2030
EUR	83	2	8	7	10	10	12	34
USD	21	0	1	4	3	2	2	9
Other	14	1	2	2	2	3	1	3
Total	**117**	**3**	**11**	**13**	**15**	**15**	**15**	**46**

Ratings

The ratings and outlook from S&P, Moody's and Fitch remained unchanged during the quarter.

Credit ratings of ING on 29 October 2025

	S&P	Moody's	Fitch
ING Groep N.V.			
Issuer rating			
Long-term	A-	n/a	A+
Short-term	A-2	n/a	F1
Outlook	Stable	Stable[1]	Stable
Senior unsecured rating	A-	Baa1	A+
ING Bank N.V.			
Issuer rating			
Long-term	A+	A1	AA-
Short-term	A-1	P-1	F1+
Outlook	Stable	Stable	Stable
Senior unsecured rating	A+	A1	AA-

[1] Outlook refers to the senior unsecured rating.

ING Press Release 3Q2025 8

Risk Management

ING Group: Total credit outstandings[1]

in € million	Credit outstandings		Stage 2		Stage 2 ratio		Stage 3		Stage 3 ratio	
	30 Sep. 2025	30 Jun. 2025	30 Sep. 2025	30 Jun. 2025	30 Sep. 2025	30 Jun. 2025	30 Sep. 2025	30 Jun. 2025	30 Sep. 2025	30 Jun. 2025
Residential mortgages	368,329	360,269	30,908	28,737	8.4%	8.0%	3,259	3,270	0.9%	0.9%
of which Netherlands	129,404	126,652	17,672	15,460	13.7%	12.2%	582	565	0.4%	0.4%
of which Belgium	45,317	45,081	4,313	4,334	9.5%	9.6%	1,159	1,180	2.6%	2.6%
of which Germany	100,173	98,382	3,883	3,608	3.9%	3.7%	568	576	0.6%	0.6%
of which Rest of the world	93,435	90,154	5,040	5,336	5.4%	5.9%	950	949	1.0%	1.1%
Consumer lending	28,984	27,653	2,718	2,742	9.4%	9.9%	1,343	1,300	4.6%	4.7%
Business lending	113,864	114,743	12,729	13,665	11.2%	11.9%	3,379	3,388	3.0%	3.0%
of which business lending Netherlands	42,982	42,163	5,469	6,174	12.7%	14.6%	581	599	1.4%	1.4%
of which business lending Belgium	50,484	52,107	4,259	4,426	8.4%	8.5%	1,656	1,647	3.3%	3.2%
Other retail banking	56,460	56,188	533	463	1.0%	0.8%	220	218	0.4%	0.4%
of which retail-related treasury	52,058	50,652	1	8	0.0%	0.0%			0.0%	0.0%
Retail Banking	**567,636**	**558,853**	**46,889**	**45,606**	**8.3%**	**8.2%**	**8,200**	**8,176**	**1.4%**	**1.5%**
Lending	155,375	152,688	15,459	16,582	9.9%	10.9%	3,595	3,593	2.3%	2.4%
Daily Banking & Trade Finance	65,708	61,173	3,475	3,308	5.3%	5.4%	520	538	0.8%	0.9%
Financial Markets	9,685	8,941	1,382	1432	14.3%	16.0%	212		2.2%	0.0%
Treasury & Other	36,963	29,599	280	378	0.8%	1.3%	138	118	0.4%	0.4%
Wholesale Banking	**267,729**	**252,401**	**20,596**	**21,700**	**7.7%**	**8.6%**	**4,464**	**4,250**	**1.7%**	**1.7%**
Total loan book	**835,365**	**811,254**	**67,485**	**67,307**	**8.1%**	**8.3%**	**12,665**	**12,426**	**1.5%**	**1.5%**

[1] Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off-balance positions), assets held for sale and Corporate Line.

Credit risk management

Total credit outstandings increased in 3Q2025, driven by continued growth in residential mortgages, coupled with strong momentum in Wholesale Banking Lending and Trade Finance Services, as well as an increase in cash and balances with central banks (reflected in Treasury & Other).

Stage 2 credit outstandings were stable. An increase in residential mortgages in the Netherlands — due to model updates — was largely offset by a decrease in Wholesale Banking Lending, mainly due to several large forborne individual files which recovered to Stage 1.

The stock of provisions increased slightly following a small increase in Stage 3 provisions from a number of individual files. The Stage 3 coverage ratio rose slightly to 34.2% from 34.1% in the previous quarter. The loan portfolio consists predominantly of asset-based and secured loans, including residential mortgages, project- and asset-based finance, and real estate finance, with generally low loan-to-value ratios.

ING Group: Stock of provisions[1]

in € million	30 Sep. 2025	30 Jun. 2025	Change
Stage 1 - 12-month ECL	453	439	14
Stage 2 - Lifetime ECL not credit impaired	1,199	1,247	-48
Stage 3 - Lifetime ECL credit impaired[2]	4,359	4,259	100
Total	**6,011**	**5,945**	**66**

[1] At the end of September 2025, the stock of provisions included provisions for loans and advances to customers (€5,828 million), loans and advances to central banks (€13 million), loans and advances to banks (€11 million), financial assets at FVOCI (€22 million), securities at amortised cost (€11 million) and ECL provisions for off-balance-sheet exposures (€127million) recognised as liabilities.
[2] Stage 3 includes purchased originated credit impaired (POCI).

ING Press Release 3Q2025 9

Segment Reporting: Retail Banking

Retail Banking: Consolidated profit or loss account								
In € million	3Q2025	3Q2024	Change	2Q2025	Change	9M2025	9M2024	Change
Profit or loss								
Commercial net interest income	2,839	2,913	-2.5%	2,808	1.1%	8,434	8,697	-3.0%
Other net interest income	-47	-60		-42		-104	-37	
Net interest income	2,792	2,853	-2.1%	2,766	0.9%	8,330	8,660	-3.8%
Net fee and commission income	783	688	13.8%	762	2.8%	2,305	2,013	14.5%
Investment income	5	-48		6	-16.7%	17	-32	
Other income	299	482	-38.0%	298	0.3%	851	955	-10.9%
Total income	**3,880**	**3,975**	**-2.4%**	**3,832**	**1.3%**	**11,503**	**11,595**	**-0.8%**
Expenses excl. regulatory costs	1,932	1,834	5.3%	1,854	4.2%	5,637	5,461	3.2%
Regulatory costs	49	71	-31.0%	66	-25.8%	437	463	-5.6%
Operating expenses	**1,981**	**1,904**	**4.0%**	**1,921**	**3.1%**	**6,074**	**5,923**	**2.5%**
Gross result	**1,899**	**2,071**	**-8.3%**	**1,911**	**-0.6%**	**5,429**	**5,672**	**-4.3%**
Addition to loan loss provisions	192	145	32.4%	210	-8.6%	577	408	41.4%
Result before tax	**1,707**	**1,926**	**-11.4%**	**1,701**	**0.4%**	**4,852**	**5,264**	**-7.8%**
Key financial metrics								
Net core lending growth (in € billion)	8.6	6.4		11.3		28.5	18.9	
Net core deposits growth (in € billion)	-7.1	1.0		8.9		18.8	19.2	
Cost/income ratio	51.1%	47.9%		50.1%		52.8%	51.1%	
Risk costs in bps of average customer lending	15	12		17		15	12	
Return on equity based on 13.0% CET1[1]	22.5%	27.0%		22.4%		21.5%	24.9%	
Risk-weighted assets (end of period, in € billion)	170.3	161.6	5.4%	169.5	0.5%	170.3	161.6	5.4%

[1] Annualised after-tax return divided by average equity based on 13.0% of RWA.

Retail Banking

Retail Banking maintained strong commercial momentum in the third quarter, further strengthening its foundation for scalable growth and value creation. The number of mobile primary customers increased by almost 200,000, with nearly all retail markets contributing to this expansion. This was coupled with further growth in lending volumes and fee income.

In 3Q2025, core lending expanded by €8.6 billion, primarily driven by ongoing growth in our mortgage portfolio — €7.7 billion — complemented by a further increase in consumer lending.

Following significant inflows in previous quarters, net core deposits declined by €7.1 billion. This was primarily due to outflows in Germany and Belgium after the conclusion of promotional savings campaigns, with part of these funds moving into investment products. Seasonal effects also played a role, as customers spend more during the summer holiday period. These decreases were partly offset by net inflows in Poland, Italy and Türkiye following campaigns.

Commercial net interest income rose quarter-on-quarter, supported by higher lending volumes and improved liability margins after the end of bonus rates for fresh money from the aforementioned campaign in Germany. Year-on-year, commercial net interest income was lower, reflecting the normalisation of liability margins in the eurozone, partly offset by a higher interest income from lending.

Fee income was up on both comparable quarters. Sequentially, fee income rose 3%, particularly in daily banking, benefiting from seasonal holiday spending. Growth in fee income from investment products was driven by stronger performance in Belgium and other countries, more than compensating for the easing of brokerage fees in Germany after a strong first half.

Compared with 3Q2024, fee income rose 14%. This increase was broad-based, as continued growth in the number of mobile primary customers and successful cross-selling led to higher fees from daily banking, investment products, insurance, and lending.

Other income in 3Q2025 included a €44 million gain from the sale of an associate in Belgium, while 3Q2024 had included €77 million for our share in the one-off profit of another Belgian associate.

Expenses included €67 million of restructuring costs (versus €22 million in 2Q2025 and €21 million in 3Q2024), mainly for planned FTE reductions. These measures are expected to result in approximately €30 million in annualised cost savings once fully implemented. Excluding restructuring and regulatory costs, expenses rose 2.9% year-on-year and 1.8% sequentially. The effects of CLA increases, salary indexation, and our ongoing investments in business growth were partially offset by lower third-party staff costs and the effect of a stronger euro.

Risk costs amounted to €192 million, or 15 basis points of average customer lending. These net additions were primarily related to consumer and business lending, while mortgage-related risk costs remained low.

ING Press Release 3Q2025 10

Segment Reporting: Retail Banking

Retail Banking: Consolidated profit or loss account	Retail Banking Netherlands					Retail Banking Belgium				
In € million	3Q2025	3Q2024	2Q2025	9M2025	9M2024	3Q2025	3Q2024	2Q2025	9M2025	9M2024
Profit or loss										
Commercial net interest income	926	930	921	2,729	2,733	417	458	415	1,248	1,407
Other net interest income	-169	-213	-152	-463	-481	16	20	29	70	124
Net interest income	757	718	769	2,265	2,252	432	478	443	1,318	1,530
Net fee and commission income	291	270	283	831	782	176	153	163	515	459
Investment income	3	-16	2	8	-9	1	-19	0	1	-13
Other income	180	291	209	579	661	77	128	36	149	165
Total income	**1,231**	**1,263**	**1,263**	**3,682**	**3,686**	**685**	**740**	**643**	**1,983**	**2,142**
Expenses excl. regulatory costs	514	506	498	1,495	1,488	426	402	382	1,195	1,207
Regulatory costs	0	0	0	0	41	0	-1	0	226	174
Operating expenses	**514**	**506**	**498**	**1,495**	**1,529**	**426**	**401**	**382**	**1,421**	**1,381**
Gross result	**717**	**756**	**765**	**2,187**	**2,157**	**259**	**338**	**260**	**562**	**761**
Addition to loan loss provisions	16	9	51	89	-33	36	43	36	112	108
Result before tax	**701**	**747**	**714**	**2,099**	**2,190**	**224**	**296**	**224**	**450**	**652**
Key financial metrics										
Net core lending growth (in € billion)	3.9	3.1	4.1	12.4	6.5	-1.0	0.0	1.8	0.7	3.4
Net core deposits growth (in € billion)	0.9	-0.4	5.1	6.1	1.0	-1.5	2.4	1.0	-0.8	4.7
Cost/income ratio	41.7%	40.1%	39.4%	40.6%	41.5%	62.1%	54.2%	59.5%	71.7%	64.5%
Risk costs in bps of average customer lending	4	2	12	7	-3	14	18	15	15	15
Return on equity based on 13.0% CET1[1]	29.7%	33.1%	29.9%	29.8%	32.5%	14.0%	21.0%	14.4%	9.3%	14.4%
Risk-weighted assets (end of period, in € billion)	53.7	51.6	53.3	53.7	51.6	35.5	35.0	35.7	35.5	35.0

[1] Annualised after-tax return divided by average equity based on 13.0% of RWA.

Retail Netherlands

Commercial net interest income remained resilient, both year-on-year and sequentially, as continued growth in customer lending and deposits offset lower margins. The combined contribution from other net interest income and other income — both mainly linked to Treasury — declined compared with both comparable quarters.

Fee income increased year-on-year, mainly in daily banking, coupled with growth in assets under management. Sequentially, fee income also rose, largely reflecting seasonally higher travel-related fees.

Net core lending growth was robust at €3.9 billion, supported by continued strong mortgage production and further growth in business lending. Core deposits rose by €0.9 billion, driven by a net inflow from business banking clients, which more than offset the typical seasonal decline in deposits from private individuals due to increased summer holiday spending.

Expenses included €11 million in incidental restructuring costs, versus €14 million in 2Q2025. Adjusted for these items, expenses declined slightly year-on-year, partly due to savings on external staffing. Sequentially, expenses excluding incidentals rose, mainly due to seasonally higher client acquisition expenses and a 5.25% salary increase as from July 2025, as part of the collective labour agreement.

Risk costs were €16 million in 3Q2025, representing four basis points of average customer lending.

Retail Belgium (including Luxembourg)

Commercial net interest income was slightly higher quarter-on-quarter, supported by an improvement in the liability margin. Compared to last year, commercial net interest income decreased, reflecting the narrowing of liability margins during the second half of 2024.

Fee income rose 15% year-on-year, driven by higher fees from daily banking and investment products. Sequentially, fee income benefited mainly from higher recurring revenues on investment products.

Other income in 3Q2025 included a €44 million gain from the sale of an associate, while 3Q2024 had included €77 million for our share in the one-off profit of another associate.

Net core lending growth in mortgages amounted to €0.2 billion, but this was more than offset by a reduction in other lending due to lower balances for a large business banking client. Core deposits declined by €1.5 billion, reflecting seasonal effects and an anticipated outflow, partially into investment products, following the conclusion of a promotional campaign. The campaign proved highly successful, enabling the retention of the vast majority of term deposits originated in 3Q2024 and facilitating the conversion into investment products, thereby enhancing long-term customer value.

Expenses included €42 million of incidental costs related to restructuring compared with €21 million of such costs in 3Q2024 and €8 million in 2Q2025. Excluding regulatory costs and these one-off items, expenses rose slightly both year-on-year and sequentially, mainly due to investments in business growth.

Risk costs amounted to €36 million in 3Q2025, primarily related to business lending, and represented 14 basis points of average customer lending.

ING Press Release 3Q2025 11

Segment Reporting: Retail Banking

Retail Banking: Consolidated profit or loss account										
	Retail Banking Germany					Retail Banking Other				
In € million	3Q2025	3Q2024	2Q2025	9M2025	9M2024	3Q2025	3Q2024	2Q2025	9M2025	9M2024
Profit or loss										
Commercial net interest income	585	593	545	1,700	1,835	911	931	927	2,758	2,722
Other net interest income	62	97	47	162	191	44	36	34	126	130
Net interest income	648	690	592	1,862	2,026	955	967	961	2,884	2,851
Net fee and commission income	135	102	139	422	315	181	164	176	537	457
Investment income	0	-15	0	3	-14	1	1	4	6	4
Other income	-29	-17	-34	-109	-68	72	81	87	232	198
Total income	**754**	**760**	**699**	**2,178**	**2,259**	**1,210**	**1,212**	**1,227**	**3,659**	**3,509**
Expenses excl. regulatory costs	347	301	318	1,003	889	645	624	656	1,945	1,876
Regulatory costs	-11	29	13	14	69	60	43	53	196	179
Operating expenses	**336**	**330**	**331**	**1,016**	**958**	**705**	**667**	**709**	**2,141**	**2,055**
Gross result	**418**	**430**	**368**	**1,162**	**1,301**	**505**	**545**	**518**	**1,518**	**1,454**
Addition to loan loss provisions	62	56	42	139	121	78	37	81	237	213
Result before tax	**355**	**375**	**325**	**1,023**	**1,180**	**427**	**508**	**437**	**1,281**	**1,241**
Key financial metrics										
Net core lending growth (in € billion)	2.0	1.3	1.8	5.3	3.1	3.6	2.0	3.7	10.0	5.9
Net core deposits growth (in € billion)	-8.4	-2.5	-1.1	5.9	7.3	2.0	1.6	3.9	7.7	6.2
Cost/income ratio	44.6%	43.4%	47.4%	46.7%	42.4%	58.3%	55.0%	57.8%	58.5%	58.6%
Risk costs in bps of average customer lending	22	21	15	17	15	25	13	27	26	25
Return on equity based on 13.0% CET1[1]	26.5%	27.7%	23.4%	25.5%	31.6%	18.8%	24.5%	19.9%	19.3%	20.7%
Risk-weighted assets (end of period, in € billion)	28.1	25.7	27.7	28.1	25.7	53.0	49.2	52.7	53.0	49.2

[1] Annualised after-tax return divided by average equity based on 13.0% of RWA.

Retail Germany

Commercial net interest income increased 7% quarter-on-quarter, following the end of bonus rates for fresh money from the promotional savings campaign that ran in the first quarter. Year-on-year, commercial net interest income declined, as the positive impact of volume growth was outweighed by a lower margin on liabilities and mortgages. Other net interest income, mainly Treasury-related, declined year-on-year but increased sequentially.

Fee income rose 32% year-on-year. This was driven by an expanding customer base, more investment product accounts, increased trading activity, and higher fees from daily banking services. Sequentially, fee income declined slightly, reflecting a slowdown in investment trading activity following an exceptionally strong first half of the year.

Net core lending growth in 3Q2025 was €2.0 billion, with mortgages continuing to drive growth. Core deposits saw an outflow of €8.4 billion after the aforementioned promotional savings campaign ended, with part of these funds moving into investment products and with seasonal effects also playing a role.

Expenses in the third quarter of 2025 included €14 million of restructuring costs. Excluding regulatory costs and the aforementioned item, expenses increased year-on-year and sequentially, primarily due to ongoing investments in business growth and scalability. Regulatory costs in 3Q2025 included an adjustment to the deposit guarantee contributions.

Risk costs were €62 million (22 basis points of average customer lending), mainly related to consumer and business lending and including the impact of portfolio sales.

Retail Other

Commercial net interest income declined year-on-year as the favourable impact of volume growth in both lending and deposits was offset by a lower liability margin and the strengthening of the euro against other currencies (particularly the Australian dollar). Sequentially, the decrease in commercial net interest income mainly reflected a lower margin on savings and foreign exchange effects.

Fee income rose 10% year-on-year, driven by strong performance in investment products, supported by net inflows and increased trading activity. This was combined with higher fee income from insurance and daily banking, reflecting an increase of our customer base and successful cross-selling initiatives. Sequentially, the increase in fee income was primarily attributable to a further inflow in assets under management and higher fees from daily banking.

Net core lending growth was €3.6 billion in 3Q2025. This was led by a €2.9 billion increase in the mortgage portfolio — with Australia making a particularly strong contribution — alongside continued growth in business and consumer lending. Net core deposits growth amounted to €2.0 billion, largely attributable to net inflows in Poland, Italy and Türkiye following successful savings campaigns.

Expenses excluding regulatory costs increased year-on-year, reflecting ongoing investments in future business growth and inflationary pressures, partially offset by foreign exchange movements. Sequentially, expenses excluding regulatory costs declined, reflecting seasonally lower client acquisition expenses, reduced staff expenses, and FX impacts.

Risk costs amounted to €78 million (25 basis points of average customer lending), with net additions primarily in Poland and Spain.

ING Press Release 3Q2025 12

Segment Reporting: Wholesale Banking

Wholesale Banking: Consolidated profit or loss account								
In € million	3Q2025	3Q2024	Change	2Q2025	Change	9M2025	9M2024	Change
Profit or loss								
Commercial net interest income	984	984	0.0%	964	2.1%	2,954	3,014	-2.0%
Other net interest income	-220	-242		-296		-779	-535	
Net interest income	763	742	2.8%	668	14.2%	2,175	2,479	-12.3%
Net fee and commission income	383	322	18.9%	360	6.4%	1,079	998	8.1%
Investment income	1	-1		3	-66.7%	6	4	50.0%
Other income	663	681	-2.6%	662	0.2%	2,003	1,843	8.7%
Total income	**1,810**	**1,744**	**3.8%**	**1,694**	**6.8%**	**5,262**	**5,324**	**-1.2%**
of which:								
Lending	884	785	12.6%	780	13.3%	2,450	2,452	-0.1%
Daily Banking & Trade Finance	449	492	-8.7%	463	-3.0%	1,406	1,474	-4.6%
Financial Markets	391	376	4.0%	371	5.4%	1,178	1,115	5.7%
Treasury & Other	86	91	-5.5%	79	8.9%	228	283	-19.4%
Total income	**1,810**	**1,744**	**3.8%**	**1,694**	**6.8%**	**5,262**	**5,324**	**-1.2%**
Expenses excl. regulatory costs	884	841	5.1%	980	-9.8%	2,734	2,449	11.6%
Regulatory costs	18	17	5.9%	12	50.0%	69	71	-2.8%
Operating expenses	**902**	**858**	**5.1%**	**991**	**-9.0%**	**2,803**	**2,520**	**11.2%**
Gross result	**908**	**886**	**2.5%**	**702**	**29.3%**	**2,459**	**2,804**	**-12.3%**
Addition to loan loss provisions	134	191	-29.8%	89	50.6%	361	486	-25.7%
Result before tax	**774**	**695**	**11.4%**	**614**	**26.1%**	**2,098**	**2,318**	**-9.5%**
Key financial metrics								
Net core lending growth (in € billion)	5.7	2.1		4.1		8.0	1.6	
Net core deposits growth (in € billion)	6.9	1.8		-2.7		9.8	11.8	
Cost/income ratio	49.8%	49.2%		58.5%		53.3%	47.3%	
Income over average risk-weighted assets (in bps)[1]	486	454		454		469	465	
Risk costs in bps of average customer lending	28	40		19		25	34	
Return on equity based on 13.0% CET1[2]	11.8%	10.8%		10.1%		10.7%	11.8%	
Risk-weighted assets (end of period, in € billion)	149.3	151.0	-1.1%	148.5	0.5%	149.3	151.0	-1.1%

[1] Annualised total income divided by average RWA.
[2] Annualised after-tax return divided by average equity based on 13.0% of RWA.

Wholesale Banking delivered a strong performance in 3Q2025. Total income rose 7% sequentially and 4% year-on-year, driven notably by growth in fee income. This was supported by a greater number of lead roles, increased loan underwriting activity and higher lending volumes, and was coupled with resilient Financial Markets trading activity. This strong performance highlights the success of our strategy to diversify income streams. Combined with continued disciplined capital management and operational efficiency, this led to a return on equity of 11.8% for 3Q2025 and an improvement in income over average risk-weighted assets to 486 basis points.

Excluding regulatory costs and €90 million of restructuring costs recorded in the prior quarter (resulting in approximately 230 redundancies), expenses remained stable compared with 2Q2025. The year-on-year increase reflects the impact of collective labour agreements, inflation and continued investments in business growth, including initiatives to further enhance the digital customer experience and the scalability of our systems.

Risk costs amounted to €134 million, or 28 basis points of average customer lending, mainly related to a number of newly defaulted files.

Net core lending growth was €5.7 billion, driven by strong momentum in Lending and Trade Finance Services (TFS). Net core deposits also increased significantly by €6.9 billion, reflecting growth in Financial Markets and Payments & Cash Management (PCM), as well as higher volumes in our cash pooling business.

Lending income rose 13% year-on-year, benefiting from strong deal activity, volume growth from our clients' increased financing needs, as well as positive fair value revaluations. Sequentially, total income increased by €104 million, reflecting strong fee generation, higher commercial net interest income and positive revaluations. The rise in deal flow and fee income underscores the strength of our advisory capabilities.

Daily Banking & Trade Finance income decreased slightly from the previous quarter. Higher income from increased client demand in Working Capital Solutions (WCS) and TFS was more than offset by ongoing margin compression in PCM. Year-on-year, income declined due to a 52 basis-point drop in the margin for PCM and softer Trade & Commodity Finance performance, while stronger activity in WCS, TFS, and cash pooling contributed positively.

Financial Markets income increased on both comparable quarters as we continued to support clients in FX and interest rate management, and with Global Capital Markets issuances. Year-on year growth was particularly visible in FX, Rates and Equity Derivatives. Sequentially, the improved performance was mainly driven by Equity Derivatives trading.

Income from Treasury & Other increased quarter-on-quarter, primarily attributable to positive revaluations in Corporate Investments. Compared with 3Q2024, these gains were offset by lower Treasury results.

ING Press Release 3Q2025 13

Segment Reporting: Corporate Line

Corporate Line: Consolidated profit or loss account						
	Total Corporate Line			of which IAS 29 impact[1]		
In € million	3Q2025	3Q2024	2Q2025	3Q2025	3Q2024	2Q2025
Profit or loss						
Commercial net interest income	0	0	0	0	0	0
Other net interest income	149	94	102	6	0	-3
Net interest income	149	94	102	6	0	-3
Net fee and commission income	0	-2	0	1	0	-1
Investment income	59	101	12	0	0	0
Other income	0	-4	63	-21	-31	-18
Total income	**208**	**189**	**177**	**-14**	**-31**	**-21**
of which:						
Foreign currency hedging	136	128	191	0	0	0
Financial stakes[2]	106	126	91	0	0	0
Other Corporate Line	-33	-64	-105	-14	-31	-21
Total income	**208**	**189**	**177**	**-14**	**-31**	**-21**
Expenses excl. regulatory costs	129	141	122	6	2	-2
Regulatory costs	0	0	0	0	0	0
Operating expenses	**129**	**142**	**122**	**6**	**3**	**-2**
Gross result	**79**	**48**	**55**	**-21**	**-34**	**-19**
Addition to loan loss provisions	0	0	0	0	0	0
Result before tax	**78**	**47**	**55**	**-21**	**-34**	**-19**

[1] Hyperinflation accounting (IAS 29) became applicable for ING's subsidiary in Türkiye in 2022.
[2] Financial stakes contains ING's stake in TMBThanachart Bank (TTB), Bank of Beijing and Van Lanschot Kempen.

Total income increased by €31 million quarter-on-quarter, supported by a €59 million final dividend from our stake in the Bank of Beijing. The previous quarter had included a €12 million cash dividend from our stake in Van Lanschot Kempen, as well as a positive revaluation of the derivative for the forward purchase to increase our equity stake. As from 24 July 2025, ING holds a 20.3% stake in Van Lanschot Kempen.

Year-on-year, total income rose by €19 million, primarily driven by higher income from Treasury and our stake in TTB and a reduced IAS 29 impact (reflecting lower inflation in Türkiye). These factors more than compensated for a lower dividend from Bank of Beijing, which in 2024 had been paid in full in the third quarter (€101 million), while in 2025 an interim dividend of €39 million was paid in the first quarter.

Operating expenses in 3Q2025 declined compared with 3Q2024, which had included a €21 million litigation provision. Excluding this provision and the IAS 29 impact, expenses remained relatively stable on both comparable quarters.

ING Press Release 3Q2025 14

Use of alternative performance measures

Our reported results are presented in accordance with IFRS accounting standards as detailed in our annual report. In addition, in the discussion of our business performance, we use a number of alternative performance measures, including commercial net interest income and net core lending and deposits growth.

We consider commercial net interest income, and the derived commercial net interest margin, to be useful information because the scope is restricted to those products that are mainly interest driven and excludes the interest on products where performance measurement is primarily done based on fee income or at the total income level (including Financial Markets and Treasury). Commercial net interest income also excludes significant volatile items in lending and liability net interest income, thus removing items that distort period-on-period comparisons.

We consider net core lending and deposits growth to be useful information to track our real commercial growth in customer balances. Net core lending and deposits growth measures the development of our customer lending and deposits, adjusted for currency impacts and changes in the Treasury and run-off portfolios.

The following tables show how the alternative performance measures can be reconciled to the reported results.

Reconciliation commercial net interest income (NII)

	3Q2025	3Q2024	Change	2Q2025	Change	9M2025	9M2024	Change
Net interest income (IFRS)	**3,705**	**3,689**	**0.4%**	**3,536**	**4.8%**	**10,863**	**11,344**	**-4.2%**
Exclude: Non-lending and non-liability NII[1]	-118	-208		-236		-525	-398	
Exclude: Significant volatile items[2]	0	0		0		0	31	
Commercial net interest income	**3,823**	**3,897**	**-1.9%**	**3,772**	**1.4%**	**11,389**	**11,711**	**-2.7%**
Of which: Lending net interest income[3]	2,149	2,103	2.2%	2,113	1.7%	6,371	6,342	0.5%
Of which: Liability net interest income[4]	1,674	1,794	-6.7%	1,659	0.9%	5,018	5,368	-6.5%

[1] Non-lending and non-liability NII mainly includes NII for Financial Markets and Treasury. In Financial Markets this primarily reflects the funding costs of positions for which associated revenue is reported in 'other income'. For Treasury, it includes the funding costs of specific money market and FX transactions where an offsetting revenue is recorded in 'other income', as well as interest income from other Treasury activities (such as foreign currency ratio hedging) that are not allocated to Retail or Wholesale. Furthermore, other NII includes the funding costs for our equity stakes, the NII related to investment portfolios, as well as the effect of indexation of NII required by IAS 29 due to hyperinflation in Türkiye.
[2] Significant volatile items in lending and liability NII are lending- and liability-related interest items that management would consider as outside the normal course of business and large enough to distort a proper period-on-period comparison. For the years 2024 and 2025, it includes a €-51 million impact from the pay-out of incentives in Germany (4Q2024), €-39 million for the Polish mortgage moratorium (2Q2024) and a €+70 million one-off in Wholesale Banking (2Q2024).
[3] Lending NII includes the NII on mortgages, consumer lending, business lending, wholesale lending, working capital solutions and trade finance services. The NII is net, i.e., after internal funds transfer pricing.
[4] Liability NII includes the NII on savings, deposits and current accounts. It excludes the NII on deposits in the Financial Markets and Treasury portfolios. The NII is net, i.e., after internal funds transfer pricing.

Reconciliation net core lending growth 3Q2025

	ING Group	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line
Customer lending (IFRS) - 3Q2025	**709.0**	**175.4**	**98.7**	**115.5**	**124.9**	**194.2**	**0.3**
Customer lending (IFRS) - 2Q2025	694.7	171.9	99.8	113.3	120.7	188.8	0.3
Customer lending growth	**14.4**	**3.5**	**-1.1**	**2.2**	**4.3**	**5.4**	**0.0**
Exclude: FX impact	0.0	0.0	0.0	0.0	0.2	-0.2	0.0
Exclude: Movements in Treasury, run-off portfolios and other	0.2	-0.4	-0.1	0.2	0.5	0.0	0.0
Net core lending growth[1]	**14.2**	**3.9**	**-1.0**	**2.0**	**3.6**	**5.7**	**0.0**

[1] Net core lending growth represents the development in loans and advances to customers excluding provision for loan losses, adjusted for currency impacts, Treasury and run-off portfolios.

Reconciliation net core deposits growth 3Q2025

	ING Group	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line
Customer deposits (IFRS) - 3Q2025	**736.1**	**220.0**	**96.4**	**157.2**	**168.7**	**93.9**	**0.0**
Customer deposits (IFRS) - 2Q2025	738.1	218.3	98.0	165.5	169.0	87.2	0.0
Customer deposits growth	**-1.9**	**1.6**	**-1.6**	**-8.3**	**-0.4**	**6.7**	**0.0**
Exclude: FX impact	-0.3	0.0	0.0	0.0	0.0	-0.2	0.0
Exclude: Movements in Treasury, run-off portfolios and other	-1.5	0.7	0.0	0.1	-2.3	0.0	0.0
Net core deposits growth[1]	**-0.2**	**0.9**	**-1.5**	**-8.4**	**2.0**	**6.9**	**0.0**

[1] Net core deposits growth represents the development in customer deposits, adjusted for currency impacts, Treasury and run-off portfolios.

ING Press Release 3Q2025 15

Share information					
	3Q2025	2Q2025	1Q2025	4Q2024	3Q2024
Shares (in millions, end of period)					
Shares outstanding	2,935.9	2,980.8	3,050.2	3,096.3	3,161.7
Average number of shares outstanding	2,960.3	3,012.5	3,071.5	3,130.0	3,200.6
Treasury shares	85.6	166.6	97.2	51.1	141.7
Share price (in euros)					
End of period	22.08	18.63	17.99	15.13	16.27
High	22.23	19.15	18.87	16.16	17.09
Low	18.63	15.10	15.06	14.44	14.78
Net result per share (in euros)	0.60	0.56	0.47	0.37	0.59
Shareholders' equity per share (end of period in euros)	16.84	16.48	16.94	16.25	16.22
Dividend per share (in euros)	-	0.35	-	0.71	-
Price/earnings ratio[1]	11.0	9.4	9.1	7.7	7.9
Price/book ratio	1.31	1.13	1.06	0.93	1.00

[1] Four-quarter rolling average.

Financial calendar	
Ex-date for additional cash payment (Euronext Amsterdam)[1]	Wednesday 7 January 2026
Record date for additional cash payment (Euronext Amsterdam)[1]	Thursday 8 January 2026
Record date for additional cash payment (NYSE)[1]	Thursday 8 January 2026
Payment date for additional cash payment (Euronext Amsterdam)[1]	Thursday 15 January 2026
Payment date for additional cash payment (NYSE)[1]	Friday 23 January 2026
Publication results 4Q2025	Thursday 29 January 2026
Publication 2025 ING Group Annual Report	Thursday 26 February 2026
Annual general meeting 2026	Tuesday 14 April 2026
Ex-date for final dividend 2025 (Euronext Amsterdam)[1]	Wednesday 15 April 2026
Record date for final dividend 2025 entitlement (Euronext Amsterdam)[1]	Thursday 16 April 2026
Record date for final dividend 2025 entitlement (NYSE)[1]	Thursday 16 April 2026
Payment date for final dividend 2025 (Euronext Amsterdam)[1]	Thursday 23 April 2026
Payment date for final dividend 2025 (NYSE)[1]	Thursday 30 April 2026
Publication results 1Q2026	Thursday 30 April 2026

[1] Only if any dividend is paid

ING profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is: empowering people to stay a step ahead in life and in business. ING Bank's more than 60,000 employees offer retail and wholesale banking services to customers in over 100 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

ING aims to put sustainability at the heart of what we do. Our policies and actions are assessed by independent research and ratings providers, which give updates on them annually. ING's ESG rating by MSCI has been upgraded from 'AA' to 'AAA' in October 2025. As of June 2025, in Sustainalytics' view, ING's management of ESG material risk is 'Strong' with an ESG risk rating of 18.0 (low risk).
ING Group shares are also included in major sustainability and ESG index products of leading providers. Here are some examples: Euronext, STOXX, Morningstar and FTSE Russell.

Further information

For more on results publications, visit the quarterly results publications page on www.ing.com.

For more on investor information, visit www.ing.com/investors.

For news updates, visit the newsroom on www.ing.com or via X (@ING_news feed).

For ING photos such as board members, buildings, etc. visit Flickr.

ING Press Release 3Q2025 16

ING Press Release 3Q2025 17 Important legal information Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014 (‘Market Abuse Regulation’). ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS - EU’). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2024 ING Group consolidated annual accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding. Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward - looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to diﬀer materially from those expressed or implied in such statements. Actual results, performance or events may diﬀer materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures (2) changes affecting interest rate levels (3) any default of a major market participant and related market disruption (4) changes in performance of financial markets, including in Europe and developing markets (5) fiscal uncertainty in Europe and the United States (6) discontinuation of or changes in ‘benchmark’ indices (7) inflation and deflation in our principal markets (8) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (9) failures of banks falling under the scope of state compensation schemes (10) non - compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (11) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine and the related international response measures (12) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (13) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions (also among members of the group) (14) ING’s ability to meet minimum capital and other prudential regulatory requirements (15) changes in regulation of US commodities and derivatives businesses of ING and its customers (16) application of bank recovery and resolution regimes, including write down and conversion powers in relation to our securities (17) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues (18) changes in tax laws and regulations and risks of non - compliance or investigation in connection with tax laws, including FATCA (19) operational and IT risks, such as system disruptions or failures, breaches of security, cyber - attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business and including any risks as a result of incomplete, inaccurate, or otherwise flawed outputs from the algorithms and data sets utilized in artificial intelligence (20) risks and challenges related to cybercrime including the eﬀects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy, including such risks and challenges as a consequence of the use of emerging technologies, such as advanced forms of artificial intelligence and quantum computing (21) changes in general competitive factors, including ability to increase or maintain market share (22) inability to protect our intellectual property and infringement claims by third parties (23) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (24) changes in credit ratings (25) business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change, diversity, equity and inclusion and other ESG - related matters, including data gathering and reporting and also including managing the conflicting laws and requirements of governments, regulators and authorities with respect to these topics (26) inability to attract and retain key personnel (27) future liabilities under defined benefit retirement plans (28) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (29) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (30) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. This document may contain ESG - related material that has been prepared by ING on the basis of publicly available information, internally developed data and other third - party sources believed to be reliable. ING has not sought to independently verify information obtained from public and third - party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information. This document may also discuss one or more specific transactions and/or contain general statements about ING’s ESG approach. The approach and criteria referred to in this document are intended to be applied in accordance with applicable law. Due to the fact that there may be different or even conflicting laws, the approach, criteria or the application thereof, could be different. Materiality, as used in the context of ESG, is distinct from, and should not be confused with, such term as defined in the Market Abuse Regulation or as defined for Securities and Exchange Commission (‘SEC’) reporting purposes. Any issues identified as material for purposes of ESG in this document are therefore not necessarily material as defined in the Market Abuse Regulation or for SEC reporting purposes. In addition, there is currently no single, globally recognized set of accepted definitions in assessing whether activities are “green” or “sustainable.” Without limiting any of the statements contained herein, we make no representation or warranty as to whether any of our securities constitutes a green or sustainable security or conforms to present or future investor expectations or objectives for green or sustainable investing. For information on characteristics of a security, use of proceeds, a description of applicable project(s) and/or any other relevant information, please reference the offering documents for such security. This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control. Any forward - looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information or for any other reason. This document does not constitute an oﬀer to sell, or a solicitation of an oﬀer to purchase, any securities in the United States or any other jurisdiction.